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                                    FORM 6-K
                                    --------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                          For the month of October 2002

                   NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                 (Translation of registrant's name into English)

                              3-1, OTEMACHI 2-CHOME
                        CHIYODA-KU, TOKYO 100-8116, JAPAN
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F  X              Form 40-F
                                ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                      Yes  ____                 No  X
                                                   ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________.

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NOTICE OF RESULTS OF REPURCHASE OF OWN SHARES

On October 8, 2002, the registrant filed with the Tokyo Stock Exchange a notice of results of repurchase of its own shares.

Attached is a copy of the notice of the registrant dated October 8, 2002 describing the details of the repurchase results.

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                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  NIPPON TELEGRAPH AND TELEPHONE
                                                    CORPORATION


                                                  By /s/ Arata Hayashi
                                                     ----------------------
                                                     Name:  Arata Hayashi
                                                     Title: General Manager
                                                            Department IV

Date: October 8, 2002

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                                                                 October 8, 2002

                  Notice of results of repurchase of own shares

As announced on October 7, 2002, Nippon Telegraph and Telephone Corporation today purchased its own shares under Article 210 of the Japanese Commercial Code. With this repurchase, purchase of our own shares based on the resolution of the 17th ordinary general meeting of shareholders held on June 27, 2002 was completed. The details of the repurchase are as follows:

    1.   Class of repurchased shares

            Common stock

    2.   Number of repurchased shares

            200,000 shares

    3.   Price of repurchased shares

            431,000 yen per share

    4.   Date of repurchase

            October 8, 2002

    5.   Method of repurchase

            Acquisition at the closing price trading on the Tokyo Stock Exchange Trading Network System (i.e., ToSTNeT-2).

                                                 For inquiries, please contact:
                                                 Investor Relations Group
                                                 Department IV
                                                 Nippon Telegraph and Telephone
                                                 Corporation
                                                 Attn: Katsuki(Mr) or Ogata(Mr)
                                                 Tel: 03-5205-5581
                                                 E-mail: investors@hco.ntt.co.jp